Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Zurn Elkay Water Solutions Corporation for the registration of common stock, preferred stock, warrants, rights, depositary shares, and units and to the incorporation by reference therein of our reports dated February 10, 2025, with respect to the consolidated financial statements and schedule of Zurn Elkay Water Solutions Corporation and the effectiveness of internal control over financial reporting of Zurn Elkay Water Solutions Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

February 11, 2025